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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 32)*
Champps Entertainment, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
158787101

(CUSIP Number)
Scott Kislin, Esq.
General Counsel
Atticus Capital LP
767 Fifth Avenue, 12th Floor
New York, New York 10153

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 22, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	158787101	Page	2	of	6

1	NAMES OF REPORTING PERSONS Atticus Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	158787101	Page	3	of	6

1	NAMES OF REPORTING PERSONS Atticus Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	158787101	Page	4	of	6

1	NAMES OF REPORTING PERSONS Timothy R. Barakett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, IN

CUSIP No. 158787101	Page 5 of 6
     This Amendment No. 32 (“Amendment No. 32”) amends and supplements the statement on Schedule 13D initially filed on October 31, 1997, as amended and restated most recently by the amendment filed on July 5, 2007. This Amendment No. 32 relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Champps Entertainment, Inc., a Delaware corporation (the “Company”).
Item 4. Purpose of the Transaction
     Item 4 is hereby amended by adding the following to the end of the Item:
     On October 22, 2007 the Company completed its previously announced merger pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 3, 2007, by and among the Company, F&H Acquisition Corp. (“F&H”) and Last Call Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of F&H, whereby Merger Sub was merged (the “Merger”) with and into the Company. Pursuant to the Merger Agreement, the separate corporate existence of Merger Sub has ceased and the Company, as the surviving corporation in the Merger, became a wholly-owned subsidiary of F&H.
     As a result of the Merger, each outstanding share of common stock of the Company has been converted into the right to receive $5.60 in cash. Additionally, (i) at or immediately prior to the effective time of the Merger (the “Effective Time”), the Company redeemed the Notes and (ii) each Warrant issued and outstanding immediately prior to the Effective Time remained outstanding following the Effective Time, except that the holders thereof are thereafter entitled to receive, upon exercise thereof and payment of the exercise price of $11.10 per share, as may be adjusted pursuant to the terms of the Warrant, an amount in cash equal to the product of (x) $5.60 and (y) the number of shares of Common Stock into which such Warrant was exercisable immediately prior to the Effective Time, without interest.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby supplementally amended as follows:
     (a) and (b) As of October 22, 2007, as a result of the Merger, the Reporting Persons are no longer deemed to beneficially own any Shares of the Company.
     (c) Except for the transactions set forth in Item 4 hereof, there were no transactions in the Shares effected during the past 60 days prior to and including October 22, 2007.
     (e) As of October 22, 2007, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.
     The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons were, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is supplementally amended as follows:
     The information contained in Items 4 and 5 herein with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by reference.
     Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 158787101	Page 6 of 6
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 23, 2007
ATTICUS CAPITAL LP

By:	Atticus Management LLC,
its general partner

By:	/s/ Timothy R. Barakett*
Timothy R. Barakett
Managing Member
ATTICUS MANAGEMENT LLC

By:	/s/ Timothy R. Barakett*
Timothy R. Barakett
Managing Member
TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett*
Timothy R. Barakett
*	by Dennis Bertron, attorney-in-fact